Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Three Months Ended March 31
	2010		2009
Earnings:
Pretax income (loss) excluding income or loss from equity investments	$(4,183)		$23,739
Adjustments:
Fixed charges	37,775		23,213
Distributed income from equity investments	—		717
Capitalized interest, net of amortization	1,048		892
Arch Western Resources, LLC dividends on preferred membership interest	(35)		(20)

Total earnings	$34,605		$48,541

Fixed charges:
Interest expense	35,083		$20,018
Capitalized interest	—		197
Arch Western Resources, LLC dividends on preferred membership interest	35		20
Portions of rent which represent an interest factor	2,657		2,978

Total fixed charges	37,775		23,213

Total fixed charges and preferred stock dividends	$37,775		$23,213

Ratio of earnings to combined fixed charges and preference dividends	0.92	x	2.09	x

Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.